(As filed April 4, 2001)

                                                             File No. 073-00091


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended


                    Anhui New Energy Heat & Power Co., Ltd.
                              220 Long March Road
                         Bengbu, Anhui Province 233010
                          People's Republic of China

               -------------------------------------------------
                      (Name of foreign utility companies)

                          Alliant Energy Corporation
                          222 West Washington Avenue
                           Madison, Wisconsin 53703
               ------------------------------------------------
                  (Name of filing company if filed on behalf
                         of a foreign utility company)

 The Commission is requested to mail copies of all communications relating to this Notification to:

           Barbara J. Swan                William T. Baker, Jr., Esq.
           EVP & General Counsel          Thelen, Reid & Priest LLP
           Alliant Energy Corporation     40 West 57th Street
           222 West Washington Avenue     New York, NY 10019
           Madison, Wisconsin 53703

ITEM 1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a brief description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

                    Anhui New Energy Heat & Power Co., Ltd.
                              220 Long March Road
                         Bengbu, Anhui Province 233010
                          People's Republic of China

      Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of Anhui New Energy Heat & Power Co., Ltd. ("Anhui New Energy"), hereby notifies the Securities and Exchange Commission (the "Commission") that Anhui New Energy is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.

      Interstate Energy Corporation Pte. Ltd. ("IEC/PTE") is a wholly-owned subsidiary of Alliant Energy International, Inc., a wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant Energy. IEC/PTE is a Singapore corporation engaged in the development, management and operation of power plants in the People's Republic of China ("PRC") under Sino-foreign joint venture arrangements. IEC/PTE participates in two (2) cooperative joint ventures in the PRC with PRC enterprise legal persons.1

IEC/PTE now has entered into a Cooperative Joint Venture Agreement with Bengbu Thermal Power Plant ("Bengbu Thermal") organized to, among other things, develop, own, manage and operate co-generation steam and power facilities and to enhance the economic efficiency of the generation of energy from the power plants. In the future, IEC/PTE may continue to participate in other similar joint venture enterprises in the PRC.

IEC/PTE will own a majority interest in the following operating joint venture:

Anhui New Energy Heat & Power Co., Ltd. ("Anhui New Energy") is a joint venture among IEC/PTE, TransPacific Capital LLC ("TPC"), a limited liability corporation established under the laws of the state of California, and Bengbu Thermal Power Plant ("Bengbu Thermal"), a state-owned enterprise established under the laws of the PRC. IEC/PTE owns 64% of the joint venture, TPC owns 6% of the joint venture, and the remaining 30% is owned by Bengbu Thermal. Anhui New Energy is an 80MW coal-fired electric and steam facility in Anhui Province, PRC. Steam from Anhui New Energy is primarily sold to various industrial users in the city of Bengbu. Power generated by the facility is sold to Anhui Electric Power Company, the provincial grid.

ITEM 2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price by any such domestic associate public-utility company for its interest in the foreign utility company.

The following companies, each of which is a direct or indirect subsidiary of Alliant Energy, are domestic public-utility companies and associate companies of Anhui New Energy:

IES Utilities Inc.
Interstate Power Company
Wisconsin Power and Light Company
South Beloit Water, Gas & Electric Company
ATC Management, Inc.
American Transmission Company LLC


At present, none of the aforementioned domestic public-utility companies has made an investment in or has any contractual relationship with Anhui New Energy.


EXHIBIT A. State Certification.

Inapplicable.


SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      Alliant Energy Corporation


                                                        By:  /s/ Barbara J. Swan
                                                            --------------------
                                                                 Barbara J. Swan
                                                        Executive Vice President
                                                             and General Counsel

Date:  April 4, 2001


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1     See Form U-57 filed on December 12, 1997 by IES Industries Inc., a predecessor company to Alliant Energy in which it claimed "foreign utility company" status on behalf of ICE/PTE.